Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Eli Lilly and Company for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 22, 2010, with respect to the consolidated financial statements of Eli Lilly and Company and subsidiaries and the effectiveness of internal control over financial reporting of Eli Lilly and Company and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2009 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Indianapolis, Indiana
February 23, 2010